UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________

FORM 11-K
______________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission File Number 001-35385
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sterling National Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
200 Elm Street
Stamford, Connecticut 06902

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Exhibit Index	11

Signatures	12

Report of Independent Registered Public Accounting Firm
To the Retirement Plans Committee
Sterling National Bank 401(k) and Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Sterling National Bank 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2022, and 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2022, and 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022, and 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Sterling National Bank 401(k) and Profit Sharing Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2016.
/s/ Buchbinder Tunick & Company LLP
Buchbinder Tunick & Company LLP
Little Falls, New Jersey
June 28, 2023

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
Assets:
Cash and cash equivalents	$847	$—
Investments, at fair value:
Webster Financial Corporation common stock	55,746,591	—
Sterling Bancorp common stock	—	66,391,113
Mutual funds	199,234,439	244,794,804
Common collective trusts	39,971,653	52,962,008
Pooled separate accounts	3,114,811	8,385,882
Total investments, at fair value	298,067,494	372,533,807
Fully benefit-responsive investment contract, at contract value	47,413,764	47,756,538
Total investments	345,481,258	420,290,345
Receivables:
Notes receivable from participants	3,138,133	3,324,980
Employer contributions	475,689	—
Participant contributions	489,675	—
Total receivables	4,103,497	3,324,980
Total assets	349,585,602	423,615,325
Liabilities:
Deferred employer contributions	2,990,764	8,416,440
Accrued expenses	47,500	45,000
Total liabilities	3,038,264	8,461,440
Net assets available for benefits	$346,547,338	$415,153,885
See accompanying Notes to Financial Statements.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2022	2021
Additions:
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(61,599,928)	$59,981,678
Dividends	2,377,897	1,387,543
Total investment (loss) income	(59,222,031)	61,369,221
Interest income on notes receivable from participants	194,401	189,156
Contributions:
Employer	8,649,324	6,962,739
Participant	14,606,594	13,441,405
Rollover	396,457	2,297,704
Total contributions	23,652,375	22,701,848
Other income	9,740	—
Total additions	(35,365,515)	84,260,225
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	33,097,601	22,718,940
Administrative expenses	143,431	188,747
Total deductions	33,241,032	22,907,687
Net (decrease) increase	(68,606,547)	61,352,538
Net assets available for benefits
Beginning of year	415,153,885	353,801,347
End of year	$346,547,338	$415,153,885
See accompanying Notes to Financial Statements.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Sterling National Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan that is sponsored and administered by Webster Bank, National Association
(the Employer), a wholly-owned subsidiary of Webster Financial Corporation, and covers all eligible employees that had been employees of Sterling National Bank prior to the merger between Sterling Bancorp and Webster Financial Corporation on January 31, 2022. Employees hired or rehired by the Employer after February 1, 2022 (the effective date), the date in which Sterling National Bank merged with and into Webster Bank, are not eligible to participate in the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Retirement Plans Committee is responsible for the oversight of the Plan.
Contributions
Each year, participants may contribute, through payroll deductions, between 1% and 50% of their pre-tax or post-tax annual compensation, as defined in the Plan, subject to the Internal Revenue Service (IRS) limit of $20,500 and $19,500 for 2022 and 2021, respectively. Participants who had attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to the IRS limit of $6,500 for both 2022 and 2021. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions in various investment options offered by the Plan.
The Plan included an auto-enrollment provision whereby all newly eligible employees prior to the effective date were automatically enrolled in the Plan after 60 days of hire, unless they affirmatively elected not to participate in the Plan. Automatically enrolled participants had their deferral rate set at 4% of pre-tax eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The deferral rate for automatically enrolled participants is automatically increased by 1% on the first day of each year up to a maximum of 10%.
The Employer may make discretionary matching contributions and discretionary profit-sharing contributions on a pre-tax basis equal to a percentage as determined annually by the Employer. For the years ended December 31, 2022, and 2021, the Employer made matching contributions equal to 50% of participant contributions up to 4% of eligible compensation for a maximum match of 2%, and profit sharing contributions equal to 3% and 2.5% of eligible compensation for all eligible employees, respectively, regardless of whether they contributed to the Plan.
The Employer may also make qualified non-elective contributions to certain non-highly compensated employees who are active participants of the Plan on the last day of the year, but not to exceed 5% of the sum of all eligible employees’ compensation. The Employer did not make any qualified non-elective contributions for the years ended December 31, 2022, and 2021.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of service. A participant is 100% vested after four full years of service, upon reaching normal retirement at age 65, or upon death or permanent and total disability. Participants who have completed less than four full years of service are entitled to a percentage of the Employer’s contributions, as follows:

Years of Vesting Service (Full Years)	Vesting Percentage
Less than two years	0%
Two years	50%
Three years	75%
Four or more years	100%
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Employer matching contributions, as well as allocations of the Employer’s profit-sharing contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits
On termination of service, death, disability, or retirement, a participant may elect to receive all or a portion of their vested interest in their account balance either in a single lump sum, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in Webster Financial Corporation common stock may be distributed in-kind. Participants with vested account balances less than or equal to $5,000 are subject to the Plan’s maximum cash-out provision. In-service withdrawals are permitted upon the participant having attained age 59-1/2 or in the event of hardship due to an immediate and heavy financial need. Distributions from a participant’s rollover contributions are allowed at any time.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest are paid ratably through payroll deductions. Except for the grandfathered loans that were transferred in from the Provident Bank 401(k) Plan and Astoria Bank 401(k) Plan mergers, a participant may not have more than one loan outstanding at any time. Loan terms are limited to 5 years. If the employee fails to make loan repayments in a timely manner, the outstanding balance is considered to be in default and is recorded as a deemed distribution of the Plan. For the years ended December 31, 2022, and 2021, deemed distributions totaled $419,175 and $238,343 respectively. Loans become due and are immediately payable upon termination of service. Loans that are not fully repaid within 60 days of termination are recorded as deemed distributions.
Forfeited Accounts
Forfeitures of non-vested accounts, including earnings thereon, may be used either to pay administrative expenses or to reduce Employer contributions. Information regarding the changes in net assets related to forfeited accounts is as follows:

	Years ended December 31,
	2022	2021
Balance, beginning of period	$7,472	$15,444
Forfeitures	531,657	375,238
Employer contributions	(496,603)	(374,923)
Administrative expenses	(12,691)	(11,238)
Net (depreciation) appreciation in fair value of investments	(5,163)	2,937
Dividends	201	14
Balance, end of period	$24,873	$7,472
Deferred Employer Contributions
On September 30, 2019, Sterling Bancorp terminated the Astoria Bank Pension Plan. In January 2020, $16,442,139 of excess residual assets from the Astoria Bank Pension Plan were transferred into the Plan, which was determined to be a qualified retirement plan under the Internal Revenue Code (IRC). The assets are held in a nonparticipant-directed suspense account in the Plan, and will be allocated to participant accounts to fund future discretionary profit-sharing contributions. Information regarding the changes in net assets related to deferred employer contributions is as follows:

	Years ended December 31,
	2022	2021
Balance, beginning of period	$8,416,440	$12,672,276
Employer contributions	(5,486,413)	(4,248,328)
Administrative expenses	8,476	16,683
Net (depreciation) appreciation in fair value of investments	52,261	(24,191)
Balance, end of period	$2,990,764	$8,416,440
Retirement Plan Provisions Under the Secure 2.0 Act of 2022
On December 29, 2022, President Biden signed into law the Consolidated Appropriations Act of 2023, which included a package of retirement provisions referred to as the Secure 2.0 Act of 2022 (SECURE 2.0). SECURE 2.0 builds upon the Setting Every Community Up for Retirement Enhancement Act of 2019, and includes reforms that seek to expand retirement coverage and savings. The new law includes required and optional changes that are applicable to both ERISA and non-ERISA plans with effective dates varying across the provisions.
Effective January 1, 2023, the required minimum distribution age was increased from 72 to 73 in connection with SECURE 2.0 legislation. This provision was operationalized immediately prior to amending the Plan document as permitted under the law, which allows for an extended period before formal plan amendments need to be adopted to reflect the SECURE 2.0 changes.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for the years ended December 31, 2022, and 2021, as repayments of principal and interest are received through payroll deductions and the loans are collateralized by the participants’ account balances.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan's valuation policies utilizing information provided by the investment advisor and custodian. Refer to Note 4: Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Employer. Fees paid directly by the Employer that are included in these financial statements totaled $47,500 and $45,000 for the years ended December 31, 2022, and 2021, respectively. Fees related to the administration of notes receivable from participants are charged directly to participants’ accounts and are included in administrative expenses. Investment related expenses are included in net (depreciation) appreciation of fair value of investments.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications did not have a significant impact on the Plan’s financial statements.
3. Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Principal Financial Group, the trustee and recordkeeper for the Plan. These transactions qualify as party-in-interest transactions under ERISA.
Fees paid directly by the Plan to Principal Financial Group for recordkeeping and other administrative services totaled $180,353 and $186,246 for the years ended December 31, 2022, and 2021, respectively. Such amounts were offset by $47,898 and $48,183, respectively, on the Statements of Changes in Net Assets Available for Benefits as part of a revenue sharing agreement between Principal Financial Group and the Employer, in which Principal Financial Group receives revenue from mutual fund service providers for services Principal Financial Group provides to the funds.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan invests in Webster Financial Corporation common stock. Prior to the merger between Sterling Bancorp and Webster Financial Corporation on January 31, 2022, the Plan invested in Sterling Bancorp common stock (each share of Sterling Bancorp common stock held by the Plan was converted into a share of Webster Financial Corporation common stock based on a fixed exchange ratio of 0.4630). At December 31, 2022, the Plan held 1,177,579 shares of Webster Financial Corporation common stock valued at $55,746,591. At December 31, 2021, the Plan held 2,574,297 shares of Sterling Bancorp common stock valued at $66,391,113. For the years ended December 31, 2022, and 2021, the Plan recorded dividends from Webster Financial Corporation common stock and Sterling Bancorp common stock totaling $1,593,667 and $745,206, respectively.
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes certain pricing models and other similar techniques that require significant management judgment or estimation.
The asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2022, and 2021.
Common Stock: Webster Financial Corporation common stock is valued at the closing price reported on the New York Stock Exchange. Prior to its delisting as of the first quarter of 2022 in connection with the merger, Sterling Bancorp common stock was also valued at the closing price reported on the New York Stock Exchange (Level 1).
Mutual Funds: Valued at the daily closing price as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded (Level 1).
Common Collective Trusts and Pooled Separate Accounts: Valued at the net asset value (NAV) of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Investments measured at NAV are not classified in the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Webster Financial Corporation common stock	$55,746,591	$—	$—	$55,746,591
Mutual funds	199,234,439	—	—	199,234,439
Total investments in the fair value hierarchy	254,981,030	—	—	254,981,030
Common collective trusts*	—	—	—	39,971,653
Pooled separate accounts*	—		—	3,114,811
Total investments, at fair value	$254,981,030	$—	$—	$298,067,494

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Sterling Bancorp common stock	$66,391,113	$—	$—	$66,391,113
Mutual funds	244,794,804	—	—	244,794,804
Total investments in the fair value hierarchy	311,185,917	—	—	311,185,917
Common collective trusts*	—	—	—	52,962,008
Pooled separate accounts*	—		—	8,385,882
Total investments, at fair value	$311,185,917	$—	$—	$372,533,807
*Common collective trusts and Pooled separate accounts are measured at NAV, and therefore, are excluded from the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the Investments, at fair value line item on the Statements of Net Assets Available for Benefits.
The following table summarizes investments measured at fair value based on NAV per share:

	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period	Fair Value at December 31,
				2022	2021
Common collective trusts:
NT Collective ACWI ExUS Invest Mkt Index (a)	N/A	Daily	N/A	$1,069,013	$1,258,788
NT Collective Aggregate Bond Index Fund (a)	N/A	Daily	N/A	3,909,561	4,610,272
NT Collective Extended Equity Market Index (a)	N/A	Daily	N/A	7,974,846	11,096,232
NT Collective S&P 500 Index Fund (a)	N/A	Daily	N/A	26,633,028	33,794,187
Principal Stable Value Z Fund	N/A	Daily	N/A	385,205	2,202,529
Pooled separate accounts:
Principal Liquid Assets Separate Account - I3	N/A	Daily	N/A	3,114,811	8,385,882
(a) For all participant-directed transfers out, this investment allows one transfer per 60-day period. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses.
5. Guaranteed Investment Contract with Principal Life Insurance Company
The Plan has entered into a traditional fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (Principal Life) totaling $47,413,764 and $47,756,538 at December 31, 2022, and 2021, respectively. Principal Life maintains the contributions in a general account. The account is credited with earnings and charged for participant withdrawals and administrative expenses. Principal Life is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by Principal Life, but may not be less than zero percent. The crediting rate is reviewed and reset on a semi-annual basis, and ranged between 1.60% to 1.75% and 1.55% to 1.60% for the years ended December 31, 2022, and 2021, respectively. The guaranteed investment contract does not permit Principal Life to terminate the agreement prior to the scheduled maturity date unless there are no new guarantees in process of being granted and all the existing guaranteed payments have been satisfied.
This contract meets the fully benefit-responsive investment contract criteria, and therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal Life, represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. At both December 31, 2022, and 2021, contract value approximates fair value. Accordingly, no adjustment from contract value to fair value for fully benefit-responsive investment contracts was required to reconcile the financial statements to the Form 5500.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan’s ability to receive amounts due is dependent on Principal Life’s ability to meet its financial obligations. At
December 31, 2022, and 2021, there were no reserves against the contract value for credit risk of Principal Life or otherwise. Principal Life’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with Principal Life. Such events include: (a) amendments to the Plan documents, (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, and (e) premature termination of the contract.
On December 2, 2022, Principal Life received written notice from the Employer of its intent to terminate the Plan’s interest in the guaranteed investment contract effective December 29, 2023. The termination provisions of the guaranteed investment contract require that the Employer provides at least 12-months advance written notice to Principal Life prior to liquidation, otherwise the Plan is subject to a 5% surrender charge (calculated based on a 12-month average of the Plan’s interest in the guaranteed investment contract). Because the Employer elected for the delayed liquidation option, such surrender charge does not currently apply.
No other events have occurred or are probable of occurring that might limit the ability of the Plan to transact at contract value with Principal Life and that would also limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow Principal Life to terminate the contract with the Plan and settle at an amount different from contract value. Such events include: (a) an uncured violation of the Plan’s investment guidelines, (b) a breach of material obligation under the contract, (c) a material misrepresentation, and (d) a material amendment to the agreement without the consent of Principal Life.
6. Tax Status
The IRS has determined and informed the Employer by a letter dated June 30, 2020, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, and 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
8. Risks and Uncertainties
The Plan invests in various investments. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
9. Subsequent Events
The plan administrator has evaluated subsequent events from the date of these financial statements and supplemental schedule, through the date of issuance of this report, and determined that no significant events were identified requiring recognition or disclosure.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

Plan Sponsor:    Webster Bank, National Association
Employer Identification Number:    06-0273620
Plan Number:    002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common stock:
*	Webster Financial Corporation	Common Stock 1,177,579 shares	**	$55,746,591

	Mutual funds:
	American Beacon Funds	American Beacon Large Cap Value Investor Fund	**	19,156,371
	American Century Investments	American Century Growth Institutional R6 Fund	**	17,924,870
	American Century Investments	American Century One Choice In Retirement Trust I	**	22,241,308
	Global Trust Company	American Century Retirement Date 2025 Trust I	**	11,073,183
	Global Trust Company	American Century Retirement Date 2030 Trust I	**	22,222,482
	Global Trust Company	American Century Retirement Date 2035 Trust I	**	16,945,496
	Global Trust Company	American Century Retirement Date 2040 Trust I	**	15,155,040
	Global Trust Company	American Century Retirement Date 2045 Trust I	**	7,257,627
	Global Trust Company	American Century Retirement Date 2050 Trust I	**	11,737,728
	Global Trust Company	American Century Retirement Date 2055 Trust I	**	2,600,009
	Global Trust Company	American Century Retirement Date 2060 Trust I	**	2,311,706
	American Century Investments	American Century Retirement Date 2065 Trust I	**	104,825
	Eagle Financial Services, Inc.	Carillon Eagle Mid Cap Growth R6 Fund	**	7,917,807
	Dimensional Fund Advisors	Dimensional Fund Advisors U.S. Targeted Value I Fund	**	4,507,244
	Invesco	Invesco Discovery Fund	**	9,808,355
	JP Morgan Funds	JP Morgan Core Bond R6 Fund	**	10,052,928
*	Principal Funds Inc. (LA Capital Management/Victory)	Principal Midcap Value I Institutional Fund	**	6,140,670
*	Principal Funds Inc.	Principal Real Estate Securities Institutional Fund	**	1,497,347
*	Principal Life Insurance Company	Principal Diversified International Institutional Fund	**	9,673,688
*	Principal Life Insurance Company	Principal SmallCap S&P 600 Index Fund	**	905,755
				199,234,439
	Common collective trusts:
	Northern Trust Global Investments	NT Collective ACWI ExUS Invest Mkt Index	**	1,069,013
	Northern Trust Global Investments	NT Collective Aggregate Bond Index Fund	**	3,909,561
	Northern Trust Global Investments	NT Collective Extended Equity Market Index	**	7,974,846
	Northern Trust Global Investments	NT Collective S&P 500 Index Fund	**	26,633,028
*	Principal Global Investors Trust Co.	Principal Stable Value Z Fund	**	385,205
				39,971,653
	Pooled separate accounts:
*	Principal Life Insurance Company	Principal Liquid Assets Separate Account - I3	$3,072,967	3,114,811

	Investment contract:
*	Principal Life Insurance Company	Guaranteed Income Fund Agreement No: 454551	**	47,413,764
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from 3.25% to 8.50%	**	3,138,133
	Total investments and notes receivable from participants			$348,619,391
*Party-in-interest, as defined by ERISA.
**Investments are participant-directed. Therefore, disclosure of cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23.1	Consent of Buchbinder Tunick & Company LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN

Date:	June 28, 2023	By:	/s/ Glenn I. MacInnes
		Name:	Glenn I. MacInnes
		Title:	Executive Vice President and Chief Financial Officer
Chair of the Retirement Plans Committee

Date:	June 28, 2023	By:	/s/ Albert J. Wang
		Name:	Albert J. Wang
		Title:	Executive Vice President and Chief Accounting Officer
Member of the Retirement Plans Committee

Date:	June 28, 2023	By:	/s/ Javier Evans
		Name:	Javier Evans
		Title:	Chief Human Resources Officer and Plan Administrator
Member of the Retirement Plans Committee